Exhibit 99.1

Sun Life Financial Inc. announces intention to redeem Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures

TORONTO, Dec. 4, 2017 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its intention to redeem all of the outstanding $400 million principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures (the "Debentures") in accordance with the redemption terms attached to the Debentures. The redemption will be funded from existing cash and liquid assets.

The Debentures are redeemable at Sun Life Financial Inc.'s option on January 30, 2018 (the "Redemption Date") at a redemption price per Debenture equal to the principal amount together with accrued and unpaid interest to the Redemption Date. Notice will be delivered to the holders of the Debentures in accordance with the terms outlined in the trust indenture governing the Debentures.

After the Debentures are redeemed, interest will cease to accrue from and after the Redemption Date and holders of Debentures will not be entitled to exercise any rights as holders other than to receive the redemption price.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individuals and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2017, Sun Life Financial had total assets under management of $934 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Media Relations Contact:
Irene Poon
Manager, Media & PR
Corporate Communications
T. 647-256-2596
irene.poon@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com

SOURCE Sun Life Financial Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2017/04/c1910.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:23e 04-DEC-17